Exhibit 21.1

Subsidiaries of IEC Electronics Corp.
September 30, 2013

Subsidiary	State of Incorporation

IEC Electronics Wire and Cable, Inc.	New York

IEC Electronics Corp.-Albuquerque	New Mexico

Dynamic Research and Testing Laboratories, LLC	New Mexico